UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41263

Anghami Inc.

(Exact name of registrant as specified in its charter)

16th Floor, Al-Khatem Tower, WeWork Hub71
Abu Dhabi Global Market Square, Al Maryah Island, Abu Dhabi, United Arab Emirates

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒      Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Extraordinary Meeting of the Company

The July 2025 extraordinary meeting of the shareholders of record (the “Extraordinary Meeting”) of Anghami Inc. (the “Company”) will be held on July 16, 2025. The Notice and Proxy Statement for the Extraordinary Meeting and the form of proxy to be solicited by the Company are each attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

EXHIBIT INDEX

Exhibit	Description
99.1	Notice and Proxy Statement for the July 2025 Extraordinary Meeting

99.2	Form of Proxy Card for the July 2025 Extraordinary Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

ANGHAMI INC.

Date: July 10, 2025	By:	/s/ Elias Habib
	Name:	Elias Habib
	Title:	Chief Executive Officer

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